Trump Media & Technology Group Corp.
401 N. Cattlemen Rd., Ste. 200
Sarasota, Florida 34232

June 18, 2024

VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lauren Pierce
Jeffrey Kauten

Re:	Trump Media & Technology Group Corp.
Registration Statement on Form S-1
File No. 333-278678

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trump Media & Technology Group Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, June 18, 2024, or as soon as practicable thereafter.

Very truly yours,
Trump Media & Technology Group Corp.

/s/ Scott Glabe
Scott Glabe
General Counsel and Secretary

cc:	Nelson Mullins Riley & Scarborough LLP
Jonathan Talcott